RECEIVED
2004 JUN 17 A 10: 24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 25, 2004

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

04030760

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" ISSUANCE OF DOMESTIC UNSECURED YEN BONDS "

PROCESSED
JUN 17 2004
THOMSON
FINANCIAL

Thank you for your assistance in handling it as required.

Sincerely yours,

dw 6/17

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

25 May 2004
Yasuo Inubushi
President, Chief Executive Officer &
Representative Director
Kobe Steel, Ltd.
(Tokyo Stock Exchange Code No. 5406)

Contact : Publicity Group
Kobe Steel, Ltd.

Tel : Tokyo 03-5739-6010
Kobe 078-261-4040

ISSUANCE OF DOMESTIC UNSECURED YEN BONDS

Kobe Steel, Ltd. hereby gives notice that it has decided to issue Domestic Unsecured Yen Bonds under the terms as set forth below:

Domestic Unsecured Yen Bonds due 4 June, 2009

1.	Name:	Kobe Steel, Ltd. Series 41 Unsecured Bonds (Limited Inter-Bond Pari Passu Clause)
2.	Total Amount of Issue:	10 Billion Yen
3.	Denomination of Bond:	100,000,000 Yen each
4.	Interest Rate:	0.96% per annum of the principal of the Bonds
5.	Issue Price:	100% of the principal amount of the Bonds
6.	Redemption Price:	100% of the principal amount of the Bonds
7.	Maturity Date:	To be redeemed in a lump sum on 4 Jnue 2009
8.	Offering Period:	25 May 2004
9.	Closing Date:	4 June 2004
10.	Method of Issue:	Public offering in the domestic market
11.	Date of Payment of Interest on the Bonds:	Semiannually on 4 June and 4 December
12.	Status of the Bonds:	Unsecured by assets or guarantees
13.	Fiscal Agent:	UFJ Bank Limited
14.	Underwriters:	Mizuho Securities Co., Ltd. and Merrill Lynch Japan Securities Co., Ltd., as the "Joint Lead Managers", and other underwriters

Use of Proceeds: To be applied toward repayment of loans and/or redemption of bonds